FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


               REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2003

                          KERZNER INTERNATIONAL LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   CORAL TOWERS, PARADISE ISLAND, THE BAHAMAS
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F        X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                 No      X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

                              82-________________

This Current Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

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



     As part of a re-audit of the financial statements of Kerzner International North America ("KINA"), a wholly-owned subsidiary of Kerzner International Limited (the "Company"), for the year ended December 31, 2001, the Company has reviewed the accounting treatment with respect to the disposition of Resorts Atlantic City ("Resorts") in 2001. The re-audit of KINA resulted from a restatement by Trading Cove Associates ("TCA"), a 50% equity method investee of KINA. The TCA restatement resulted from changes in TCA's accounting related to the timing of recognition of certain liabilities owed to KINA and Waterford Gaming L.L.C., the other 50% partner in TCA, and each of their affiliates. The changes are described in the Form 6-K filed by the Company on May 21, 2003.

     In October 2000, KINA entered into a binding agreement to sell Resorts to Colony Capital LLC ("Colony") at a fixed price. Pursuant to the terms of the agreement, KINA would have no rights to Resorts' profits and no obligations to fund Resorts' losses between the date of the agreement and the date of closing if the sale ultimately closed. The closing was subject to the receipt of appropriate regulatory approvals and the satisfaction of other conditions, including Colony's ability to obtain financing, all of which were satisfied on April 24, 2001.

     In considering the proper accounting for the transaction for the year ended December 31, 2000, the Company determined that as of December 31, 2000, the conditions precedent to the closing of the sale were likely to be satisfied and management believed that the material risks and rewards of ownership had passed to Colony at the end of 2000, and accordingly the Company, in consultation with its former independent auditors Arthur Andersen LLP, did not include the operating results of Resorts in its 2001 financial statements for the period from January 1 to April 24, 2001. Furthermore, when the Company was preparing its consolidated financial statements for the quarter ended March 31, 2001, the conditions precedent to closing had been satisfied and the sale of Resorts had already closed.

     During the KINA 2001 re-audit, which is in process, the Company concluded after discussions with its independent auditors that under generally accepted accounting principles in the United States of America at the time, the sale of Resorts should not have been accounted for as a sale until April 24, 2001, and accordingly, Resorts' results should have been included in the Company's financial statements from the period from January 1 to April 24, 2001, the date of the actual disposition. Among other literature, Statement of Financial Accounting Standard No. 66 ("SFAS 66"), as interpreted by FASB Interpretation No. 43 ("FIN 43") requires the recognition of real estate sales, or sales of businesses that in substance are the sales of real estate, only when certain conditions are met. The sale of Resorts qualified as the sale of a business that in substance was the sale of real estate as provided for in SFAS 66 and FIN 43. Specifically, such a sale cannot be recorded until, among other conditions, (a) all consideration has been exchanged and (b) all conditions precedent to closing have been met. Under these rules, such criteria were not satisfied until the actual closing date, requiring the disposition to be effected on April 24, 2001. Although the accounting for the sale of Resorts did not comply with the requirements of SFAS 66 and FIN 43, the Company believes that the manner in which it reported the sale of Resorts captured the economic substance of the transaction.

     Since this change in accounting constitutes a "correction of an error" and due to the impact to the related income statement line items affected, it requires the restatement of the Company's financial statements for the year ended December 31, 2001 and consequently a re-audit of the Company for the year 2001.

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


     As shown on Schedule I attached hereto, the anticipated adjustments to the Company's financial statements that are necessary to account for the sale of Resorts in accordance with SFAS 66 and FIN 43 have no effect on the Company's net income, cash flows or balance sheet for 2001. The Company anticipates that the re-audit will be completed during 2003, at which time it intends to restate its 2001 results and amend or re-file any reports as may be necessary. Although the Company does not anticipate any changes to its published results as a result of the re-audit, other than those set forth on
Schedule I, there could be other adjustments which, if material, could cause additional adjustments to the Company's 2001 financial statements. In addition, upon completion of the KINA re-audit, KINA intends to restate its 2000 and 2001 results and amend or re-file any reports as may be necessary.



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

KERZNER INTERNATIONAL LIMITED                                                                     SCHEDULE I
Statement of Operations
For the Year Ended December 31, 2001
(Unaudited)
                                                                  Resorts
                                                               International
                                                     As      Hotel, Inc. Results
                                                 Previously   Jan. 1, 2001 to
                                                  Reported   Apr. 24, 2001(a)     Adjustments    As Restated
                                                 -------------------------------------------------------------
                                                      (in thousands of dollars, except per share data)
Revenues:
    Gaming                                        $  116,490    $    72,417       $       -      $188,907
    Rooms                                            176,573          3,996               -       180,569
    Food and beverage                                121,415          6,977               -       128,392
    Tour operations                                   36,348              -               -        36,348
    Real estate related                                9,771              -               -         9,771
    Relinquishment and development fees                    -              -          27,396 (b)    27,396
    Management and other fees                         36,806              -         (27,396)(b)     9,410
    Other revenues                                    56,416          1,523               -        57,939
    Insurance recovery                                 2,000              -               -         2,000
                                                  -----------   ------------      ----------     ---------
      Gross revenues                                 555,819         84,913               -       640,732
    Less: promotional allowances                     (22,778)       (17,995)              -       (40,773)
                                                  -----------   ------------      ----------     ---------
      Net revenues                                   533,041         66,918               -       599,959
                                                  -----------   ------------      ----------     ---------
Cost and expenses:
    Gaming                                            60,444         35,987               -        96,431
    Rooms                                             29,625            913               -        30,538
    Food and beverage                                 82,856          3,639               -        86,495
    Tour operations                                   32,041              -               -        32,041
    Other operating expenses                          80,094          8,292               -        88,386
    Real estate related                                2,865              -               -         2,865
    Selling, general and administrative               80,206         10,492               -        90,698
    Corporate expenses                                25,106              -               -        25,106
    Depreciation and amortization                     51,490          5,325          (5,325)(c)    51,490
    Restructuring costs                                5,732              -               -         5,732
    Pre-opening expenses                               6,904              -          (4,624)(d)     2,280
    Gain on net assets held for sale                       -              -          (2,232)(e)    (2,232)
                                                  -----------   ------------      ----------     ---------
      Cost and expenses                              457,363         64,648         (12,181)      509,830
                                                  -----------   ------------      ----------     ---------

Income from operations                                75,678          2,270          12,181        90,129
                                                  -----------   ------------      ----------     ---------

Other income (expense):
    Interest income                                    7,471            510          (2,680)(f)     5,301
    Interest expense, net of capitalization          (52,702)        (7,673)              -       (60,375)
    Equity in earnings of associated companies         3,059              -               -         3,059
    Other, net                                          (760)             -               -          (760)
                                                  -----------   ------------      ----------     ---------
      Other expense, net                             (42,932)        (7,163)         (2,680)      (52,775)
                                                  -----------   ------------      ----------     ---------

Income (loss) from continuing operations before
    provision for income taxes                        32,746         (4,893)          9,501        37,354
Provision for income taxes                            (1,090)             -               -        (1,090)
                                                  -----------   ------------      ----------     ---------
Income (loss) from continuing operations              31,656         (4,893)          9,501        36,264
Loss from discontinued operations, net of income
    tax effect                                             -              -          (4,608)       (4,608)
                                                  -----------   ------------      ----------     ---------
       Net income (loss)                          $   31,656    $    (4,893)(g)   $   4,893      $ 31,656
                                                  ===========   ============      ==========     =========
Basic earnings per share
  Income (loss) from continuing operations        $     1.18                                     $   1.35
  Loss from discontinued operations                        -                                        (0.17)
                                                  -----------                                    ----------
  Earning per share - basic                       $     1.18                                     $   1.18
                                                 ============                                    ==========
  Weighted average number of shares outstanding       26,885                                       26,885
    - basic

Diluted earnings per share
  Income (loss) from continuing operations        $     1.14                                     $   1.31
  Loss from discontinued operations                        -                                        (0.17)
                                                  -----------                                    ----------
  Earning per share - diluted                     $     1.14                                     $   1.14
                                                 ============                                    ==========
  Weighted average number of shares outstanding       27,826                                       27,826
    - diluted

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


(a) Amounts represent the operating results for Resorts International Hotel, Inc. ("RIH") for the period from January 1, 2001 to April 24, 2001, as reported in Colony RIH Holdings, Inc.'s Form 10-K for the year ended December 31, 2002, in order to reflect the sale of Resorts on April 24, 2001. Following the closing of the Resorts transaction on April 24, 2001, Colony RIH Holdings Inc. became the indirect 100% owner of all of the capital stock of RIH, which owns and operates Resorts.

(b) Reclassification of $27.4 million of relinquishment and development fees earned from TCA in order to segregate these fees from management and other fees due to the significance of the amounts earned from TCA.

(c) As Resorts was classified as an asset held for sale at December 31, 2000, the Company ceased reporting depreciation and amortization related to it as of December 31, 2000. Had the results of Resorts been included in the Company's results, the depreciation and amortization expense related to Resorts would not have increased the Company's depreciation and amortization expense, but would have affected gain on net assets held for sale.

(d) In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified the results of operations of Kerzner Interactive, including $4.6 million and $16,000 of pre-opening expenses and interest income, respectively, for the year ended December 31, 2001 to loss from discontinued operations, resulting in no impact to net income.

(e) Adjustment relates to the recording of the gain on net assets held for sale resulting from the other adjustments noted herein. The following table summarizes the components of the gain on net assets held for sale:


     Net loss of Resorts (g)                         $      (4,893)
     Depreciation and amortization (c)                       5,325
     Interest income (f)                                    (2,664)
                                                     --------------
     Gain on net assets held for sale                $      (2,232)
                                                     ==============

(f) During the period January 1, 2001 to April 24, 2001, the Company recognized approximately $2.7 million of interest income earned from Colony in connection with the sale of Resorts. This amount is offset against the net loss incurred by Resorts for the period from January 1, 2001 to April 24, 2001 and has reduced interest income as previously reported by Kerzner. In addition, this adjustment includes $16,000 of interest income related to Kerzner Interactive that has been reclassified to loss from discontinued operations, net of income tax effect, but which does not affect gain on net assets held for sale.

(g) Net loss of RIH from the period January 1, 2001 to April 24, 2001, as reported in Colony RIH Holding's Inc. Form 10-K for the year ended December 31, 2002.


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


                          FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner's public filings with the Securities and Exchange Commission.




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



                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 20, 2003              KERZNER INTERNATIONAL LIMITED




                                         By:         /s/ John R. Allison
                                                     --------------------------
                                         Name:       John R. Allison
                                         Title:      Executive Vice President &
                                                     Chief Financial Officer



                                 Page 7 of 7